UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                             No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                             No             X

3Q20 Results th October 30 , 20203Q20 Results th October 30 , 2020

3Q20 Results 2 th October 30 2020 Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as describedherein, or if such events leadto changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.3Q20 Results 2 th October 30 2020 Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as describedherein, or if such events leadto changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

3Q20 Results 3 th October 30 2020 Solid profit evolution, strong capital position and stable tangible book value per share in this challenging environment CET1 FULLY LOADED TBV/SHARE NET ATTRIBUTABLE PROFIT (%) (€/Share) (€M CURRENT) +4.1% vs 3Q19 in constant € 11.52% 1,225 +30bps 1,141 5.87 5.84 -0.5% 11.22% 636 292 1 3Q19 1Q20 2Q20 3Q20 Jun-20 Sep-20 Jun-20 Sep-20 (1) Excluding BBVA USA goodwill impairment (2,084 €M).3Q20 Results 3 th October 30 2020 Solid profit evolution, strong capital position and stable tangible book value per share in this challenging environment CET1 FULLY LOADED TBV/SHARE NET ATTRIBUTABLE PROFIT (%) (€/Share) (€M CURRENT) +4.1% vs 3Q19 in constant € 11.52% 1,225 +30bps 1,141 5.87 5.84 -0.5% 11.22% 636 292 1 3Q19 1Q20 2Q20 3Q20 Jun-20 Sep-20 Jun-20 Sep-20 (1) Excluding BBVA USA goodwill impairment (2,084 €M).

3Q20 Results 4 th October 30 2020 Top messages of the quarter 1 Continue to prove resiliency OPERATING INCOME (€ constant) in Pre-Provision Profit +13.5% vs.3Q19 2 OPERATING EXPENSES (€ constant) Very strong cost control and efficiency -3.8% vs.3Q19 3 COST OF RISK (YtD) Risk indicators improving and within expectations 1.69% vs. 2.04% in 2Q20 4 CET1 FL Strong capital 11.52% +30 bps vs. Jun20 generation 5 MOBILE CUSTOMERS Ahead of the curve in +4 million vs. Dec19 digital transformation3Q20 Results 4 th October 30 2020 Top messages of the quarter 1 Continue to prove resiliency OPERATING INCOME (€ constant) in Pre-Provision Profit +13.5% vs.3Q19 2 OPERATING EXPENSES (€ constant) Very strong cost control and efficiency -3.8% vs.3Q19 3 COST OF RISK (YtD) Risk indicators improving and within expectations 1.69% vs. 2.04% in 2Q20 4 CET1 FL Strong capital 11.52% +30 bps vs. Jun20 generation 5 MOBILE CUSTOMERS Ahead of the curve in +4 million vs. Dec19 digital transformation

3Q20 Results
October 30th 2020 5

3Q20 Profit & Loss

BBVA Group (€m)	3Q20	Change 3Q20/3Q19 %	Change 3Q20/3Q19 % constant
Net Interest Income	**4,109**	**-8.1**	**5.5**
Net Fees and Commissions	1,143	-10.2	-0.8
Net Trading Income	372	6.0	13.3
Other Income & Expenses	38	69.8	n.s.
Gross Income	**5,663**	**-7.5**	**5.0**
Operating Expenses	-2,570	-12.8	-3.8
Operating Income	**3,093**	**-2.6**	**13.5**
Impairment on Financial Assets	-928	-20.8	-0.1
Provisions and Other Gains and Losses	-187	60.7	73.1
Income Before Tax	**1,978**	**4.9**	**17.6**
Income Tax	-524	7.5	21.2
Non-controlling Interest	-312	80.2	n.s.
Net Attributable Profit	**1,141**	**-6.8**	**4.1**

3Q20 Results
October 30th 2020 6

9M20 Profit & Loss

BBVA Group (€m)	9M20	Change 9M20/9M19 %	Change 9M20/9M19 % constant
Net Interest Income	**12,763**	**-4.9**	**4.7**
Net Fees and Commissions	3,444	-8.0	-1.3
Net Trading Income	1,479	65.5	83.7
Other Income & Expenses	22	76.6	n.s.
Gross Income	**17,708**	**-2.0**	**7.4**
Operating Expenses	-8,082	-8.4	-2.4
Operating Income	**9,626**	**4.1**	**17.3**
Impairment on Financial Assets	-5,074	74.8	97.7
Provisions and Other Gains and Losses	-858	113.4	122.6
Income Before Tax	**3,693**	**-37.8**	**-29.7**
Income Tax	-979	-39.7	-32.0
Non-controlling Interest	-646	-0.3	18.0
Net Attributable Profit (ex-BBVA USA Goodwill)	**2,069**	**-43.6**	**-36.6**
BBVA USA Goodwill impairment	-2,084	n.s.	n.s.
Net Attributable Profit (reported)	**-15**	**-100.4**	**-100.5**

3Q20 Results 7 th October 30 2020 Robust gross income growth NET FEES AND COMMISSIONS NET INTEREST INCOME (€M CONSTANT) (€M CONSTANT) - 0.8% + 5.5% +1 +4. 22 .9% % +4.9% 1, 1,2 20 01 1 1, 1,2 211 11 1, 1,19 192 2 1, 1,19 197 7 Solid growth in a 1 1,0 ,05 56 6 Significant 4,315 4,372 4,225 4,166 challenging increase in the 4,144 environment quarter mainly thanks to due to retail successful price activity management recovery 3Q19 4Q19 1Q20 2Q20 3Q20 3Q19 4Q19 1Q20 2Q20 3Q20 3Q19 4Q19 1Q20 2Q20 3Q20 GROSS INCOME NET TRADING INCOME (€M CONSTANT) (€M CONSTANT) + 5.0% + 13.3% +6.2% -22.1% Positive NTI Growth 6,060 6,000 5,884 5,714 5,648 569 performance supported 512 459 398 versus 3Q19 mainly mainly by NII 352 due to FX gains evolution 3Q19 4Q19 1Q20 2Q20 3Q20 3Q19 4Q19 1Q20 2Q20 3Q203Q20 Results 7 th October 30 2020 Robust gross income growth NET FEES AND COMMISSIONS NET INTEREST INCOME (€M CONSTANT) (€M CONSTANT) - 0.8% + 5.5% +1 +4. 22 .9% % +4.9% 1, 1,2 20 01 1 1, 1,2 211 11 1, 1,19 192 2 1, 1,19 197 7 Solid growth in a 1 1,0 ,05 56 6 Significant 4,315 4,372 4,225 4,166 challenging increase in the 4,144 environment quarter mainly thanks to due to retail successful price activity management recovery 3Q19 4Q19 1Q20 2Q20 3Q20 3Q19 4Q19 1Q20 2Q20 3Q20 3Q19 4Q19 1Q20 2Q20 3Q20 GROSS INCOME NET TRADING INCOME (€M CONSTANT) (€M CONSTANT) + 5.0% + 13.3% +6.2% -22.1% Positive NTI Growth 6,060 6,000 5,884 5,714 5,648 569 performance supported 512 459 398 versus 3Q19 mainly mainly by NII 352 due to FX gains evolution 3Q19 4Q19 1Q20 2Q20 3Q20 3Q19 4Q19 1Q20 2Q20 3Q20

3Q20 Results
October 30th 2020
8

Activity recovery in the quarter

BBVA TOTAL CARD+POS CONSUMPTION[1]

(% YOY, 7D CUMULATIVE)

SPAIN


20.00%
0.00%
-20.00%
-40.00%
-60.00%
7 Jan. 2020
31 Jan.
24 Feb.
27 Mar.
28 Apr.
30 May.
23 Jun.
25 Jul.
26 Aug.
19 Sep.
18 Oct. 2020

MEXICO


20%
0%
-20%
-40%
7 Jan. 2020
31 Jan.
24 Feb.
27 Mar.
28 Apr.
30 May.
23 Jun.
25 Jul.
26 Aug.
19 Sep.
18 Oct. 2020

USA


20.00%
0.00%
-20.00%
-40.00%
2 Mar. 2020
27 Mar.
28 Apr.
30 May.
23 Jun.
25 Jul.
26 Aug.
19 Sep.
18 Oct. 2020

TURKEY


75.00%
50.00%
25.00%
0.00%
-25.00%
-50.00%
7 Jan. 2020
31 Jan.
24 Feb.
27 Mar.
28 Apr.
30 May.
23 Jun.
25 Jul.
26 Aug.
19 Sep.
18 Oct. 2020

PERU


50.00%
25.00%
0.00%
-25.00%
-50.00%
-75.00%
7 Jan. 2020
31 Jan.
24 Feb.
27 Mar.
28 Apr.
30 May.
23 Jun.
25 Jul.
26 Aug.
19 Sep.
18 Oct. 2020

COLOMBIA


25.00%
0.00%
-25.00%
-50.00%
-75.00%
7 Jan. 2020
31 Jan.
24 Feb.
27 Mar.
28 Apr.
30 May.
23 Jun.
25 Jul.
26 Aug.
19 Sep.
18 Oct. 2020

(1) Debit and credit cards spending at physical and virtual BBVA Points of Sale (POS) by BBVA and non-BBVA customers plus spending by BBVA customers at physical and virtual non-BBVA POS.

3Q20 Results 9 th October 30 2020 Signs of recovery in retail segments BBVA RETAIL NEW LOAN PRODUCTION MORTGAGES CONSUMER (FEB-20 = 100) MEXICO SPAIN USA TURKEY PERU COLOMBIA3Q20 Results 9 th October 30 2020 Signs of recovery in retail segments BBVA RETAIL NEW LOAN PRODUCTION MORTGAGES CONSUMER (FEB-20 = 100) MEXICO SPAIN USA TURKEY PERU COLOMBIA

3Q20 Results 10 th October 30 2020 Very strong cost control and efficiency GROUP OPERATING JAWS OPERATING EXPENSES EFFICIENCY RATIO (9M20 YOY, %; € CONSTANT) (€M CONSTANT) (%; € CONSTANT) - 3.8% 63.6% -438 bps INFLATION 50.0% 2,798 2,691 4.4% 45.6% Average 12m 3.4% -2.4% 3Q19 3Q20 12M19 9M20 European Core Operating 1 Peer Group Revenues Expenses (1) European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG. European Peer Group figures as of Jun-20. BBVA figures as of Sep-20.3Q20 Results 10 th October 30 2020 Very strong cost control and efficiency GROUP OPERATING JAWS OPERATING EXPENSES EFFICIENCY RATIO (9M20 YOY, %; € CONSTANT) (€M CONSTANT) (%; € CONSTANT) - 3.8% 63.6% -438 bps INFLATION 50.0% 2,798 2,691 4.4% 45.6% Average 12m 3.4% -2.4% 3Q19 3Q20 12M19 9M20 European Core Operating 1 Peer Group Revenues Expenses (1) European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG. European Peer Group figures as of Jun-20. BBVA figures as of Sep-20.

3Q20 Results 11 th October 30 2020 Risk indicators improving and within expectations FINANCIALASSETS IMPAIRMENTS NPLs (€M CONSTANT) (€BN) - €0.9 bn 2,418 1,618 17.1 16.7 16.4 16.2 16.0 1,048 1,039 1,039 3Q19 4Q19 1Q20 2Q20 3Q20 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 COSTOF RISK NPL & COVERAGE RATIOS (%) (%) 2.57% 86% 85% 85% 2.04% 77% 75% COVERAGE 1.69% 2.57% YtD CoR 1.17% 1.12% 1.51% Quarterly CoR 1.02% 0.99% NPL 0.97% 3.9% 3.8% 3.8% 3.7% 3.6% 3Q19 4Q19 1Q20 2Q20 3Q20 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 We maintain our recently improved 2020 CoR guidance in the range of 150-160bps3Q20 Results 11 th October 30 2020 Risk indicators improving and within expectations FINANCIALASSETS IMPAIRMENTS NPLs (€M CONSTANT) (€BN) - €0.9 bn 2,418 1,618 17.1 16.7 16.4 16.2 16.0 1,048 1,039 1,039 3Q19 4Q19 1Q20 2Q20 3Q20 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 COSTOF RISK NPL & COVERAGE RATIOS (%) (%) 2.57% 86% 85% 85% 2.04% 77% 75% COVERAGE 1.69% 2.57% YtD CoR 1.17% 1.12% 1.51% Quarterly CoR 1.02% 0.99% NPL 0.97% 3.9% 3.8% 3.8% 3.7% 3.6% 3Q19 4Q19 1Q20 2Q20 3Q20 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 We maintain our recently improved 2020 CoR guidance in the range of 150-160bps

3Q20 Results
October 30th 2020
12

Deferrals' payment evolution better than expected

TOTAL LOAN DEFERRALS GRANTED

(YTD SEP. 30, 2020; %)


8.9%
OF TOTAL LOANS¹


RETAIL
66%
WHOLESALE
34%
Most remaining wholesale deferrals will expire in 4Q20


OUTSTANDING
30%
EXPIRED
70%

EXPIRED LOAN DEFERRALS PAYMENT BEHAVIOR

(YTD SEP. 30, 2020; %)


2% Restructuring solutions
11% 2nd deferrals
8% In progress²
79% Resumed payments

2ND DEFERRALS BREAKDOWN

(YTD SEP. 30, 2020; %)

More than half are related to mortgages


51%
MORTGAGES

TOTAL PORTFOLIO BY DAYS PAST DUE STATUS[3]

(%)

Delinquency buckets show resiliency


0 days past due
97%
97%
1-30
1%
1%
30-90
1%
1%
+ 90
1%
1%
Sep - 20
Sep - 19

Note: data according to management information; includes loans that have been cancelled.

(1) Data under EBA criteria as of September 30th. (2) Settlement or adhesion to a new financing solution or partial payments (partial payments excluding Mexico). (3) Retail portfolio excludes USA, Argentina, Uruguay and Venezuela.

3Q20 Results
October 30th 2020
13

Strong capital generation

CET1 FULLY-LOADED
QUARTERLY EVOLUTION (%, bps)


+30 bps
+293 bps
above minimum requirement
11.22%
29 bps
-11 bps
12 bps
11.52%
Jun-20
Results net of AT1 Coupons
FX and HTC&S
Others[1]
Sep-20

(1) Mainly coming from RWAs evolution in constant euros.

CET1 PHASED-IN
SEP-20

11.99%

+340 bps
Regulatory distance to MDA

HIGH QUALITY CAPITAL- LEVERAGE RATIO FL
SEP-20 BBVA, JUN-20 EUROPEAN PEERS


6.4%
5.0%
BBVA
European Peer Group Average

European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG.

AT1 AND TIER 2 FL BUCKETS COVERED
SEP-20


2.00%
2.51%
REQUIREMENTS
1.78%
2.38%
AT1
Tier 2

CET1 above the target range of 225-275 bps

3Q20 Results
October 30th 2020 14

Leveraging digital capabilities to better serve our clients in this context

MOBILE CUSTOMERS
MILLION CUSTOMERS, %


+13.9%
32.8
28.8
Dec-19
Sep-20

51.8%	57.2%
MOBILE PENETRATION	

APP INTERACTIONS
QUARTERLY SERVICING TRANSACTIONS[1] (3Q20 VS 3Q19)


5x

GROUP DIGITAL SALES
YTD, %


UNITS
63.6%
57.7%
VALUE- PRV[2]
47.9%
41.9%
Dec-19
Sep-20

(1) Servicing transaction: any financial or non-financial transaction that does not involve new products purchasing (i.e. transfers, simulations, information requests, payments, etc). Considers servicing transactions through the app in Spain, Mexico, Turkey, Colombia, Peru and Argentina.
(2) Product Relative Value as a proxy of lifetime economic representation of units sold.

3Q20 Results
October 30th 2020
15

Leading digital capabilities

BANKING APP MARKET SHARE
(%)


BBVA 22.2%
PEER 1 21.4%
PEER 2 14.7%
PEER 3 14.4%
PEER 4 12.5%
PEER 5 10.9%
PEER 6 6.6%
PEER 7 6.3%

BBVA ranked #1 in DIY[1]
90%
vs. 68% peers average

Source: Smartme Analytics. Banks analyzed: BANKIA, BBVA, CAIXABANK, IMAGINBANK, ING, OPENBANK, SABADELL and SANTANDER. Market share calculated as the percentage of banking app users that used each of the banking apps. Market share data as of 3Q20. DIY results as of June 2020 Smartme Analytics' Individuals Functionalities report.
(1) DIY: Do-It-Yourself.

E-COMMERCE MARKET SHARE
(%)


BBVA 38.7%
PEER 1 23.9%
PEER 2 13.1%
PEER 3 5.4%
PEER 4 4.6%
PEER 5 3.4%
Other 10.9%

Source: BBVA acquiring business including Openpay and Adquira/Flap. E-commerce approved transactions using credit & debit cards. Banks analyzed: BANORTE, BANCOPPEL, BBVA, CITIBANAMEX, HSBC, SANTANDER and others. Data as of 9M20.

Business AreasBusiness Areas

3Q20 Results
October 30th 2020
17

Spain

Profit & Loss (€m)	3Q20	Δ (%) vs 2Q20	Δ (%) vs 3Q19	9M20	Δ (%) vs 9M19
Net Interest Income	**882**	**-4.1**	**-1.8**	**2,675**	**0.5**
Net Fees and Commissions	441	0.3	-0.2	1,349	4.8
Net Trading Income	51	-50.7	74.4	217	78.3
Other Income & Expenses	107	n.s.	2.2	141	-20.3
Gross Income	**1,482**	**6.3**	**0.5**	**4,382**	**3.2**
Operating Expenses	-748	-0.4	-8.0	-2,277	-6.7
Operating Income	**734**	**14.1**	**10.9**	**2,105**	**16.6**
Impairment on Financial Assets	-192	-13.6	65.8	-1,075	n.s.
Provisions & other gains (losses)	-65	-35.3	-22.0	-430	58.8
Income Before Tax	**476**	**48.8**	**3.1**	**600**	**-59.7**
Income Tax	-124	35.9	-5.7	-158	-62.6
Net Attributable Profit	**352**	**54.2**	**6.5**	**440**	**-58.7**

ACTIVITY (SEP-20)


YtD
+0.0%
YoY
€Bn
164.2
+0.8%
Mortgages
70.1
-3.2%
Consumer + Credit Cards
13.6
+4.4%
Very small businesses
15.0
+11.2%
Other Commercial
17.8
+6.8%
Corporates + CIB
24.4
+10.5%
Public sector
13.8
-14.0%
Others
9.4
+4.1%
Lending¹
YtD
+3.3%
YoY
€Bn
256.6
+4.6%
Demand Deposits
166.0
+11.7%
Time Deposits
29.7
-7.2%
Off-BS Funds
60.9
-5.9%
Cust. Funds

Note: Activity excludes repos. (1) Performing loans under management.

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans
2.05
1.93
1.89
2.00
1.92
1.89
Customer spread
Cost of deposits
0.05
0.01
0.01
3Q19
2Q20
3Q20

ASSET QUALITY RATIOS (%)


58.9
65.7
67.6
Coverage
4.58
4.26
4.32
NPL ratio
0.18
1.00
0.80
CoR (YtD)
3Q19
2Q20
3Q20

Note: CoR 3Q19 YTD ex mortgage portfolio sale in 2Q19.

- Loans: +0.8% YoY driven by commercial segments, supported by State guaranteed loans in 2Q, offsetting the deleverage in mortgages and public sector.
- Strong revenue growth (+3.2% YoY in 9M20), driven by fees (+4.8%) and NTI.
- Remarkable decrease in Opex, exceeding expectations.
- Pre-provision profit growing at mid-teens (+16.6% YoY in 9M20).
- Asset quality improvement: CoR improving trend, aligned with guidance. Best in class coverage, up +2pp in 3Q.

3Q20 Results
October 30th 2020 18

USA

Profit & Loss (€m constant)	3Q20	Δ Constant (%) vs 2Q20	Δ Constant (%) vs 3Q19	9M20	Δ Current vs 9M19 (%)	Δ Constant vs 9M19 (%)
Net Interest Income	599	4.8	2.2	1,708	-5.8	-5.5
Net Fees and Commissions	174	11.4	4.6	503	2.9	3.3
Net Trading Income	31	-42.6	-46.0	176	27.0	28.8
Other Income & Expenses	-3	-55.2	n.s.	-13	n.s.	n.s.
Gross Income	802	3.3	-1.4	2,374	-2.8	-2.4
Operating Expenses	-475	5.4	-2.4	-1,414	-2.8	-2.5
Operating Income	327	0.4	-0.1	960	-2.8	-2.4
Impairment on Financial Assets	-247	34.7	109.8	-848	108.9	109.1
Provisions & other gains (losses)	23	n.s.	128.2	5	-5.1	5.7
Income Before Tax	103	-17.3	-53.0	117	-80.0	-79.9
Income Tax	-13	1,042.4	-69.2	-3	-97.7	-97.7
Net Attributable Profit	90	-27.1	-49.2	115	-75.9	-75.8

ACTIVITY (SEP-20)

(€ CONSTANT)


YtD +3.3%
€Bn 62.7
YoY +6.3%
Mortgages 13.3 -1.8%
Consumer + Credit Cards 5.7 -2.4%
Other Commercial 27.1 +11.3%
C&IB 10.2 +15.2%
Public Sector 5.1 -2.2%
Others 1.3 +8.0%
Lending[1]
YtD +13.1%
€Bn 73.3
YoY +17.0%
Demand Deposits 63.3 +32.0%
Time Deposits 10.0 -32.0%
Deposits

Note: Activity excludes repos. (1) Performing loans under management.

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans
4.93
3.99
3.89
3.91
3.55
3.63
Customer spread
1.02
0.44
0.26
Cost of deposits
3Q19
2Q20
3Q20

ASSET QUALITY RATIOS (%)


102.1
133.1
94.5
Coverage
1.10
1.14
1.93
NPL ratio
0.87
1.80
1.69
CoR (YtD)
3Q19
2Q20
3Q20

- **Loans:** +6.3% YoY driven by commercial portfolios due to the use of credit lines and State guaranteed loans, slowing down in 3Q.
- **Deposit mix and cost improvement.** Demand deposits representing >86% of total deposits and + 18 bps QoQ improvement in cost of deposits.
- **Core revenue growth:** +6.2% QoQ, improving trend.
- **Significant cost reduction:** -2.4% YoY in 3Q.
- **Asset Quality:** CoR downward trend continues, in line with guidance. NPL ratio up due to rating downgrades in the commercial portfolio.

3Q20 Results
October 30th 2020 19

Mexico

Profit & Loss (€m constant)	3Q20	ΔConstant (%) vs 2Q20	ΔConstant (%) vs 3Q19	9M20	ΔCurrent vs 9M19 (%)	ΔConstant vs 9M19 (%)
Net Interest Income	**1,392**	**11.1**	**1.6**	**4,036**	**-12.2**	**-0.4**
Net Fees and Commissions	267	15.1	-8.2	766	-19.5	-8.7
Net Trading Income	105	-32.3	12.6	330	36.9	55.3
Other Income & Expenses	13	-41.7	-22.3	99	-18.0	-7.0
Gross Income	**1,777**	**6.9**	**0.4**	**5,231**	**-11.5**	**0.4**
Operating Expenses	-574	0.1	-2.3	-1,742	-11.0	0.9
Operating Income	**1,203**	**10.5**	**1.7**	**3,489**	**-11.8**	**0.1**
Impairment on Financial Assets	-392	-40.6	6.1	-1,749	41.3	60.3
Provisions & other gains (losses)	14	n.s.	n.s.	-48	238.4	283.9
Income Before Tax	**825**	**118.9**	**2.0**	**1,692**	**-37.4**	**-29.0**
Income Tax	-257	242.4	21.6	-487	-33.9	-25.0
Net Attributable Profit	**567**	**88.1**	**-4.9**	**1,204**	**-38.7**	**-30.5**

ACTIVITY (SEP-20)

(€ CONSTANT)


YtD +2.6%
YoY
€Bn 48.0
+5.7%
Mortgages 9.3 +8.0%
Consumer Credit Cards 7.1 -1.4%
SMEs 3.9 -3.5%
2.7 -5.6%
Other Commercial 21.1 +8.1%
Public sector 3.8 +21.7%
Lending¹
YtD +11.2%
YoY
€Bn 71.2
+14.3%
Demand Deposits 39.9 +24.4%
Time Deposits 9.9 -4.2%
Off-BS Funds 21.4 +7.7%
Cust. Funds¹

(1) Performing loans and Cust. Funds under management, excluding repos, according to local GAAP.

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans
13.00
10.64
11.22
10.46
8.76
9.83
Customer spread
2.54
1.88
1.40
Cost of deposits
3Q19
2Q20
3Q20

ASSET QUALITY RATIOS (%)


136.2
165.5
170.2
Coverage
2.39
2.22
2.29
NPL ratio
2.98
4.95
4.27
CoR (YtD)
3Q19
2Q20
3Q20

- Loans: +5.7% YoY driven by commercial segments (drawdown of credit lines in 1Q) and mortgages.
- Significant P&L recovery vs. 2Q20 explained by core revenue growth, opex control and lower provisions.
- Customer spread up 107 bps QoQ. Deposit costs decreased -48 bps and loan yield up +58 bps, as deferrals on SMEs and credit cards expired.
- Costs under control: -2.3% YoY in 3Q
- Asset quality improving: CoR improvement after 1H provision frontloading, aligned with updated guidance.

3Q20 Results
October 30th 2020 20

Turkey

Profit & Loss (€m constant)	3Q20	Δ Constant (%) vs 2Q20	Δ Constant (%) vs 3Q19	9M20	Δ Current vs 9M19 (%)	Δ Constant vs 9M19 (%)
Net Interest Income	774	7.8	37.9	2,218	9.3	31.0
Net Fees and Commissions	143	39.6	-8.1	391	-28.5	-14.3
Net Trading Income	87	44.9	n.s.	206	n.s.	n.s.
Other Income & Expenses	21	94.1	255.6	51	38.6	66.1
Gross Income	1,024	15.0	41.7	2,866	12.5	34.8
Operating Expenses	-262	3.0	8.0	-792	-10.7	7.0
Operating Income	762	19.8	58.8	2,075	24.9	49.6
Impairment on Financial Assets	-97	-56.6	-62.0	-680	5.5	26.4
Provisions & other gains (losses)	-13	-67.6	15.9	-70	103.2	143.5
Income Before Tax	651	75.2	206.3	1,325	34.9	61.6
Income Tax	-143	49.3	203.6	-308	46.8	76.0
Non-controlling Interest	-257	83.5	203.5	-515	30.9	56.9
Net Attributable Profit	252	84.8	210.8	503	32.4	58.6

/ ACTIVITY (SEP-20)
(€ CONSTANT; BANK ONLY)


YtD -2.3%
FC
YtD 26.0%
TL
Commercial
Retail
YoY¹
10.8 -1.4%
34.3%
10.6 47.4%
11.4 23.9%
Lending²
YtD 3.8%
FC
Time
Demand
YtD 13.9%
TL
Time
Demand
YoY¹
6.8%
8.6 -29.2%
10.8 79.8%
24.3%
10.1 13.3%
4.6 58.3%
Deposits²

(1) FC evolution excluding FX impact. (2) Performing loans and deposits under management, excluding repos, according to local GAAP.

/ KEY RATIOS

CUSTOMER SPREAD (%)


5.25
FC
4.94
4.84
TL
7.30
6.05
4.10
3Q19
2Q20
3Q20

ASSET QUALITY RATIOS (%)


74.5
81.9
81.9
Coverage
7.19
7.02
7.11
NPL ratio
1.99
2.71
2.00
CoR (YtD)
3Q19
2Q20
3Q20

- Loans: significant TL loan growth (+34% YoY), driven by commercial, but decelerating in 3Q.
- Robust operating income growth: +50% YoY in 9M20 supported by NII, NTI, and Opex control.
- NII +31% YoY in 9M20, explained by loan growth and the improvement in TL customer spread.
- Cost growth below average inflation (+11.5%).
- Significant CoR improvement due to the strong provision frontloading in 1H20 and a big ticket recovery in 3Q.

3Q20 Results
October 30th 2020
21

South America

Net Attributable Profit (€m constant)	3Q20	Δ Constant¹ (%) vs 2Q20	Δ Constant¹ (%) vs 3Q19	9M20	Δ Current¹ vs 9M19 (%)	Δ Constant vs 9M19 (%)
Colombia	56	42.0	-7.7	103	-48.1	-40.6
Peru	45	1,638.5	-15.3	76	-50.1	-48.1
Argentina	53	n.s.	n.s.	84	-28.2	n.s.
Other[2]	28	132.2	-4.2	63	-37.4	-26.7
South America	**182**	**111.8**	**-2.1**	**326**	**-42.7**	**-30.1**

(1) Venezuela in current €.
(2) Other includes BBVA Forum, Venezuela, Paraguay, Uruguay and Bolivia.

/ ACTIVITY (SEP-20)

(€ CONSTANT)


YtD
+12.0%
YoY
€Bn
33.8
+13.1%
Colombia
10.9
+7.3%
Peru
15.9
+21.2%
Argentina
2.9
+24.1%
Other
4.0
-4.4%
Lending¹
YtD
+18.1%
YoY
€Bn
49.9
+19.4%
Colombia
12.9
+10.3%
Peru
17.7
+23.3%
Argentina
5.6
+58.4%
Other
13.7
+12.1%
Cust. Funds

Note: Activity excludes repos. (1) Performing loans under management.

/ KEY RATIOS

CUSTOMER SPREAD (%)


6.64
6.42
6.62
6.33
5.61
5.31
16.30
19.32
16.07
3Q19
2Q20
3Q20

COST OF RISK YTD (%)


1.66
3.37
2.98
1.50
2.91
2.25
4.49
3.64
2.59
3Q19
2Q20
3Q20

- **Colombia:** Solid core revenue growth, NTI and opex control as main P&L levers in 3Q. CoR improvement QoQ due to the strong provision frontloading in 1Q20 and high recoveries.
- **Peru:** Increased contribution vs. previous quarters explained by a lower CoR, impacted by a positive macro adjustment and revenue growth.
- **Argentina:** increased contribution due to provision releases in the fixed income portfolio in 3Q.

Final RemarksFinal Remarks

3Q20 Results 23 th October 30 2020 Final Remarks Expected 2021 trends Strong Operating Income growth, in a difficult environment, driven by core According to our current revenue growth and very strong cost macro expectations: control Core revenue growth in constant euros Significant improvement in Risk indicators in the quarter, aligned with updated CoR guidance Cost control as a key management priority Strong capital generation and already CoR below 2020 level above our target Leading digital capabilities3Q20 Results 23 th October 30 2020 Final Remarks Expected 2021 trends Strong Operating Income growth, in a difficult environment, driven by core According to our current revenue growth and very strong cost macro expectations: control Core revenue growth in constant euros Significant improvement in Risk indicators in the quarter, aligned with updated CoR guidance Cost control as a key management priority Strong capital generation and already CoR below 2020 level above our target Leading digital capabilities

Annex Net Attributable Profit evolution ALCO Portfolio, NII Sensitivity 01 09 and LCRs & NSFRs Gross Income breakdown CET1 Sensitivity to market impacts 02 10 P&L Accounts by business unit CET1 YTD & RWAs by business area 03 11 Customer Spread by country Book Value of the main subsidiaries 04 12 Outstanding loan commitments TBV Per share and dividends evolution 05 13 Stages breakdown by business areas Garanti BBVA: wholesale funding 06 14 EAD to most vulnerable sectors Argentina: hyperinflation adjustment 07 15 in the current environment Outstanding loan deferrals & loans Digital sales breakdown 08 16 backed by State guaranteesAnnex Net Attributable Profit evolution ALCO Portfolio, NII Sensitivity 01 09 and LCRs & NSFRs Gross Income breakdown CET1 Sensitivity to market impacts 02 10 P&L Accounts by business unit CET1 YTD & RWAs by business area 03 11 Customer Spread by country Book Value of the main subsidiaries 04 12 Outstanding loan commitments TBV Per share and dividends evolution 05 13 Stages breakdown by business areas Garanti BBVA: wholesale funding 06 14 EAD to most vulnerable sectors Argentina: hyperinflation adjustment 07 15 in the current environment Outstanding loan deferrals & loans Digital sales breakdown 08 16 backed by State guarantees

01 Net Attributable Profit evolution01 Net Attributable Profit evolution

3Q20 Results 26 26 th October 30 2020 Net Attributable Profit evolution €M BUSINESSES -1,473€m 3,667 -402 277 -625 2,069 186 -360 -6 -140 -528 9M19 FX Spain USA Mexico Turkey Rest of South America Corp. Center 9M20 Effect Eurasia YoY (%) -58.7 -75.8 -30.5 58.6 -6.1 -30.1 (constant €) Note: excluding BBVA USA 1Q20 goodwill impairment.3Q20 Results 26 26 th October 30 2020 Net Attributable Profit evolution €M BUSINESSES -1,473€m 3,667 -402 277 -625 2,069 186 -360 -6 -140 -528 9M19 FX Spain USA Mexico Turkey Rest of South America Corp. Center 9M20 Effect Eurasia YoY (%) -58.7 -75.8 -30.5 58.6 -6.1 -30.1 (constant €) Note: excluding BBVA USA 1Q20 goodwill impairment.

02 Gross Income breakdown02 Gross Income breakdown

3Q20 Results 28 th October 30 2020 Gross Income breakdown 9M20 Spain 4,382 €m Rest of Eurasia 25% 388 €m USA 2% 2,374 €m 13% South America 14% 2,441 €m Turkey 16% 2,866 €m 30% Mexico 5,231 €m Note: Figures exclude Corporate Center.3Q20 Results 28 th October 30 2020 Gross Income breakdown 9M20 Spain 4,382 €m Rest of Eurasia 25% 388 €m USA 2% 2,374 €m 13% South America 14% 2,441 €m Turkey 16% 2,866 €m 30% Mexico 5,231 €m Note: Figures exclude Corporate Center.

03 P&L Accounts by business unit Rest of Eurasia Corporate Center Colombia Peru03 P&L Accounts by business unit Rest of Eurasia Corporate Center Colombia Peru

3Q20 Results
October 30th 2020 30

Rest of Eurasia – Profit & Loss

Profit & Loss (€m)	3Q20	Δ (%) vs 2Q20	Δ (%) vs 3Q19	9M20	Δ (%) vs 9M19
Net Interest Income	**56**	**2.1**	**23.5**	**159**	**21.9**
Net Fees and Commissions	34	-19.0	-6.0	117	10.8
Net Trading Income	27	-37.1	-20.5	105	11.9
Other Income & Expenses	3	-4.3	-22.4	7	-17.7
Gross Income	**120**	**-15.9**	**0.8**	**388**	**14.6**
Operating Expenses	-67	4.4	-5.4	-204	-4.0
Operating Income	**53**	**-32.6**	**10.1**	**184**	**46.1**
Impairment on Financial Assets	-14	-66.0	n.s.	-48	n.s.
Provisions & other gains (losses)	0	-93.2	n.s.	-8	n.s.
Income Before Tax	**38**	**26.5**	**-36.7**	**128**	**-1.2**
Income Tax	-8	5.5	-38.4	-31	17.2
Net Attributable Profit	**30**	**33.7**	**-36.3**	**96**	**-5.9**

3Q20 Results
October 30th 2020 31

Corporate Center – Profit & Loss

Profit & Loss (€m)	3Q20	Δ (%) vs 2Q20	Δ (%) vs 3Q19	9M20	Δ (%) vs 9M19
Net Interest Income	**-33**	**18.7**	**-45.4**	**-103**	**-46.7**
Net Fees and Commissions	-15	-43.5	-14.6	-50	-19.1
Net Trading Income	-9	n.s.	n.s.	175	n.s.
Other Income & Expenses	-15	n.s.	10.7	2	n.s.
Gross Income	**-73**	**481.1**	**1.0**	**26**	**n.s.**
Operating Expenses	-204	3.6	-13.4	-610	-15.0
Operating Income	**-277**	**32.0**	**-10.0**	**-584**	**-43.0**
Impairment on Financial Assets	0	n.s.	n.s.	0	31.9
Provisions & other gains (losses)	-123	45.6	515.8	-232*	263.8
Income Before Tax	**-400**	**36.1**	**22.3**	**-816***	**-25.1**
Income Tax	116	161.0	147.6	201	-1.0
Non-controlling interest	1	n.s.	-85.9	0	-99.2
Net Attributable Profit (ex-BBVA USA Goodwill impairment)	**-283**	**13.3**	**3.0**	**-615**	**-31.0**
BBVA USA Goodwill impairment	0.0	n.s	n.s	-2,084	n.s
Net Attributable Profit (reported)	**-283**	**13.3**	**3.0**	**-2,699**	**202.9**

(*) Figures exclude BBVA USA 1Q20 goodwill impairment.

3Q20 Results
October 30th 2020
32

Colombia – Profit & Loss

Profit & Loss (€m constant)	3Q20	Δ (%) vs 2Q20	Δ (%) vs 3Q19	9M20	Δ (%) vs 9M19
Net Interest Income	**194**	**-1.3**	**6.0**	**587**	**7.8**
Net Fees and Commissions	22	84.6	16.2	51	-13.2
Net Trading Income	28	15.7	153.7	57	30.0
Other Income & Expenses	-7	265.4	n.s.	-10	n.s.
Gross Income	**238**	**2.9**	**10.5**	**686**	**4.2**
Operating Expenses	-80	7.5	0.1	-239	1.3
Operating Income	**158**	**0.7**	**16.6**	**447**	**5.9**
Impairment on Financial Assets	-68	-23.1	90.2	-279	100.7
Provisions & other gains (losses)	-5	-50.5	82.2	-17	81.7
Income Before Tax	**85**	**45.1**	**-12.4**	**151**	**-44.8**
Income Tax	-27	51.8	-20.8	-45	-52.3
Non-controlling interest	-2	45.1	-11.4	-4	-49.1
Net Attributable Profit	**56**	**42.0**	**-7.7**	**103**	**-40.6**

3Q20 Results
October 30th 2020
33

Peru – Profit & Loss

Profit & Loss (€m constant)	3Q20	Δ (%) vs 2Q20	Δ (%) vs 3Q19	9M20	Δ (%) vs 9M19
Net Interest Income	**211**	**7.0**	**-5.1**	**620**	**-5.3**
Net Fees and Commissions	65	45.3	12.1	160	-4.3
Net Trading Income	46	32.0	7.7	116	-5.0
Other Income & Expenses	-7	-6.4	32.8	-21	31.1
Gross Income	**314**	**17.0**	**-0.9**	**875**	**-5.7**
Operating Expenses	-111	6.5	-0.9	-330	0.7
Operating Income	**203**	**23.5**	**-0.9**	**545**	**-9.2**
Impairment on Financial Assets	-48	-64.3	4.9	-276	71.5
Provisions & other gains (losses)	-19	-12.2	n.s.	-45	n.s.
Income Before Tax	**136**	**1,713.6**	**-16.7**	**224**	**-50.2**
Income Tax	-40	n.s.	-14.8	-60	-53.8
Non-controlling interest	-51	n.s.	-19.2	-87	-49.4
Net Attributable Profit	**45**	**1,638.5**	**-15.3**	**76**	**-48.1**

04 Customer spread by country04 Customer spread by country

3Q20 Results
October 30th 2020
35

Customer spreads: quarterly evolution

/ AVERAGE

	3Q19	4Q19	1Q20	2Q20	3Q20
Spain	2.00%	1.99%	1.96%	1.92%	1.89%
Yield on Loans	2.05%	2.02%	1.99%	1.93%	1.89%
Cost of Deposits	-0.05%	-0.04%	-0.03%	-0.01%	-0.01%
USA	3.91%	3.73%	3.74%	3.55%	3.63%
Yield on Loans	4.93%	4.68%	4.57%	3.99%	3.89%
Cost of Deposits	-1.02%	-0.95%	-0.83%	-0.44%	-0.26%
Mexico MXN	11.59%	11.69%	11.39%	9.89%	11.17%
Yield on Loans	14.50%	14.32%	13.86%	12.10%	12.82%
Cost of Deposits	-2.91%	-2.63%	-2.47%	-2.21%	-1.65%
Mexico FC[1]	4.08%	3.84%	3.80%	3.34%	2.98%
Yield on Loans	4.44%	4.14%	4.03%	3.48%	3.04%
Cost of Deposits	-0.36%	-0.30%	-0.23%	-0.14%	-0.06%

	3Q19	4Q19	1Q20	2Q20	3Q20
Turkey TL	4.10%	7.12%	7.46%	7.30%	6.05%
Yield on Loans	18.56%	16.46%	14.58%	13.22%	12.17%
Cost of Deposits	-14.46%	-9.34%	-7.12%	-5.93%	-6.12%
Turkey FC[1]	5.25%	5.30%	5.30%	4.94%	4.84%
Yield on Loans	7.04%	6.71%	6.22%	5.37%	5.04%
Cost of Deposits	-1.79%	-1.41%	-0.92%	-0.43%	-0.20%
Argentina	16.30%	24.41%	22.80%	19.32%	16.07%
Yield on Loans	29.36%	36.54%	31.99%	25.73%	24.79%
Cost of Deposits	-13.06%	-12.13%	-9.20%	-6.41%	-8.71%
Colombia	6.64%	6.54%	6.36%	6.42%	6.62%
Yield on Loans	10.82%	10.63%	10.42%	10.14%	9.78%
Cost of Deposits	-4.18%	-4.09%	-4.06%	-3.73%	-3.15%
Peru	6.33%	6.06%	6.20%	5.61%	5.31%
Yield on Loans	7.78%	7.43%	7.37%	6.57%	5.88%
Cost of Deposits	-1.45%	-1.37%	-1.16%	-0.96%	-0.57%

(1) Foreign currency.
Note: USA ex NY Business Activity.

3Q20 Results
October 30th 2020 36

Customer spreads: YTD evolution

/ YTD AVERAGE

	9M19	9M20
Spain	1.99%	1.92%
Yield on Loans	2.05%	1.94%
Cost of Deposits	-0.06%	-0.01%
USA	4.06%	3.65%
Yield on Loans	5.00%	4.14%
Cost of Deposits	-0.94%	-0.49%
Mexico MXN	11.73%	10.82%
Yield on Loans	14.52%	12.92%
Cost of Deposits	-2.79%	-2.10%
Mexico FC[1]	4.27%	3.35%
Yield on Loans	4.57%	3.49%
Cost of Deposits	-0.30%	-0.14%

	9M19	9M20
Turkey TL	3.12%	6.88%
Yield on Loans	18.89%	13.24%
Cost of Deposits	-15.77%	-6.36%
Turkey FC[1]	5.14%	5.01%
Yield on Loans	7.27%	5.50%
Cost of Deposits	-2.13%	-0.49%
Argentina	16.17%	19.14%
Yield on Loans	29.06%	27.22%
Cost of Deposits	-12.88%	-8.08%
Colombia	6.73%	6.47%
Yield on Loans	10.86%	10.11%
Cost of Deposits	-4.14%	-3.64%
Peru	6.46%	5.69%
Yield on Loans	7.84%	6.56%
Cost of Deposits	-1.38%	-0.87%

(1) Foreign currency.
Note: USA ex NY Business Activity.

05 Outstanding loan commitments to non-financial corporations05 Outstanding loan commitments to non-financial corporations

3Q20 Results 38 th October 30 2020 Outstanding loan commitments to non-financial corporations BREAKDOWN BY BUSINESS AREAS (SEP-20) € bn 1 USA 26.1 Spain 19.6 Eurasia 16.6 Turkey 2.3 Mexico 2.3 South America 1.7 Total Group 68.5 (1) USA includes € 15.4 billion of loan commitments in the NY branch.3Q20 Results 38 th October 30 2020 Outstanding loan commitments to non-financial corporations BREAKDOWN BY BUSINESS AREAS (SEP-20) € bn 1 USA 26.1 Spain 19.6 Eurasia 16.6 Turkey 2.3 Mexico 2.3 South America 1.7 Total Group 68.5 (1) USA includes € 15.4 billion of loan commitments in the NY branch.

06 Stages breakdown by business areas06 Stages breakdown by business areas

3Q20 Results 40 th October 30 2020 Stages breakdown by business area CREDIT RISK BREAKDOWN BY BUSINESS AREA (SEP-20, €M) Gross Accumulated Gross Accumulated Gross Accumulated BBVA GROUP SPAIN USA Exposure impairments Exposure impairments Exposure impairments 3 66,943 2 ,778 1 71,184 880 5 3,685 4 13 Stage 1 Stage 1 Stage 1 3 9,685 2 ,794 1 4,308 7 30 1 0,405 5 02 Stage 2 Stage 2 Stage 2 1 6,241 8, 287 8, 380 4 ,054 1 ,264 2 80 Stage 3 Stage 3 Stage 3 Gross Accumulated Gross Accumulated SOUTH Gross Accumulated MEXICO TURKEY Exposure impairments Exposure impairments AMERICA Exposure impairments 4 7,211 8 20 3 9,542 2 29 3 3,413 3 93 Stage 1 Stage 1 Stage 1 3 ,747 5 02 4 ,567 5 58 5 ,013 4 44 Stage 2 Stage 2 Stage 2 1 ,196 7 12 3 ,378 1 ,980 1 ,746 1 ,082 Stage 3 Stage 3 Stage 3 Gross Accumulated Gross Accumulated Gross Accumulated COLOMBIA PERU ARGENTINA Exposure impairments Exposure impairments Exposure impairments 1 0,000 1 40 1 6,924 1 68 2 ,551 4 7 Stage 1 Stage 1 Stage 1 1 ,434 1 82 2 ,844 2 01 3 63 4 0 Stage 2 Stage 2 Stage 2 6 10 3 96 8 99 5 49 5 8 3 7 Stage 3 Stage 3 Stage 33Q20 Results 40 th October 30 2020 Stages breakdown by business area CREDIT RISK BREAKDOWN BY BUSINESS AREA (SEP-20, €M) Gross Accumulated Gross Accumulated Gross Accumulated BBVA GROUP SPAIN USA Exposure impairments Exposure impairments Exposure impairments 3 66,943 2 ,778 1 71,184 880 5 3,685 4 13 Stage 1 Stage 1 Stage 1 3 9,685 2 ,794 1 4,308 7 30 1 0,405 5 02 Stage 2 Stage 2 Stage 2 1 6,241 8, 287 8, 380 4 ,054 1 ,264 2 80 Stage 3 Stage 3 Stage 3 Gross Accumulated Gross Accumulated SOUTH Gross Accumulated MEXICO TURKEY Exposure impairments Exposure impairments AMERICA Exposure impairments 4 7,211 8 20 3 9,542 2 29 3 3,413 3 93 Stage 1 Stage 1 Stage 1 3 ,747 5 02 4 ,567 5 58 5 ,013 4 44 Stage 2 Stage 2 Stage 2 1 ,196 7 12 3 ,378 1 ,980 1 ,746 1 ,082 Stage 3 Stage 3 Stage 3 Gross Accumulated Gross Accumulated Gross Accumulated COLOMBIA PERU ARGENTINA Exposure impairments Exposure impairments Exposure impairments 1 0,000 1 40 1 6,924 1 68 2 ,551 4 7 Stage 1 Stage 1 Stage 1 1 ,434 1 82 2 ,844 2 01 3 63 4 0 Stage 2 Stage 2 Stage 2 6 10 3 96 8 99 5 49 5 8 3 7 Stage 3 Stage 3 Stage 3

07 EAD to most vulnerable sectors in the current environment07 EAD to most vulnerable sectors in the current environment

3Q20 Results 42 th October 30 2020 Exposure at default to most vulnerable sectors in the current environment BREAKDOWN BY SECTORS (SEP-20) bn € 1 Leisure 11.25 Developer Real Estate 6.22 Retailers non food 5.46 2, 3 Upstream & Oilfield services 4.18 Air & Marine transportation 2.35 Total EAD to the most vulnerable sectors 29.46 as a % of total EAD 6.81% (1) Includes Hotels, Restaurants, Travel Agencies and Gaming, among others (2) Of which, €2.4 bn in USA and €0.1 bn in Mexico. (3) From a total of €13.0 bn EAD to the Oil & Gas sector.3Q20 Results 42 th October 30 2020 Exposure at default to most vulnerable sectors in the current environment BREAKDOWN BY SECTORS (SEP-20) bn € 1 Leisure 11.25 Developer Real Estate 6.22 Retailers non food 5.46 2, 3 Upstream & Oilfield services 4.18 Air & Marine transportation 2.35 Total EAD to the most vulnerable sectors 29.46 as a % of total EAD 6.81% (1) Includes Hotels, Restaurants, Travel Agencies and Gaming, among others (2) Of which, €2.4 bn in USA and €0.1 bn in Mexico. (3) From a total of €13.0 bn EAD to the Oil & Gas sector.

08 Outstanding loan deferrals & loans backed by State guarantees08 Outstanding loan deferrals & loans backed by State guarantees

3Q20 Results
October 30th 2020
44

Prudent deferrals' classification and proactive provisioning

(January-September 20)	TOTAL DEFERRALS GRANTED		o/w expired	Expired deferrals by stages as a % of total loans		
	€BN	% of total loans	%	Stage 1	Stage 2	Stage 3
Total Group	**35.6**	**8.90%**	**62%**	**4.00%**	**1.30%**	**0.20%**
By segment						
Mortgages	12.4	12.0%	62%	5.9%	1.3%	0.3%
Consumer & credit cards	9.4	14.3%	76%	7.8%	2.6%	0.3%
SMEs & corporates	13.9	6.0%	52%	2.0%	1.0%	0.1%
By country						
Spain	5.7	2.7%	21%	0.4%	0.1%	0.0%
México	12.0	23.7%	71%	13.3%	2.9%	0.5%
Turkey	4.2	10.5%	49%	3.6%	1.6%	0.0%
USA	5.9	11.4%	85%	5.7%	3.6%	0.4%
Peru	4.0	20.4%	91%	14.1%	3.9%	0.7%
Colombia	3.4	29.3%	34%	7.1%	2.2%	0.5%
Argentina	0.4	14.2%	74%	7.0%	3.5%	0.1%

Data according to EBA criteria, excluding loans that have been cancelled.

COVERAGE ABOVE PEERS

NPL COVERAGE RATIO (BBVA AS OF SEP-20, PEERS AVERAGE[1] AS OF JUN-20)

GROUP 85% vs 63% European Peers Avg

SPAIN 68% vs 54% Spanish Peers Avg

TURKEY 82% vs 63% Turkish Private Peers Avg

(1) European peer group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS. Spanish peer group: CABK ex-BPI, SAB ex-TSB, BKIA, SAN Spain. Turkish peer Group: AKBNK, ISCTR, YKBNK.

3Q20 Results 45 th October 30 2020 Outstanding loan deferrals OUTSTANDING DEFERRALS MATURITY PROFILE (SEP-20) OUTSTANDING AMOUNT (SEP-20, € BN) TOTAL BBVA GROUP (€13.7 bn) €Bn % of loans 9.4 3.4% Total Group 13.7 2.5 0.9 Spain 4.4 2.1% 1.6 Mexico 3.5 7.0% 3.1 3.5 0.3 USA 0.9 1.7% 1.2 2.8 0.1 0.3 Turkey 2.1 5.3% 0.9 0.8 4Q20 1Q21 >2Q21 Peru 0.3 1.8% Colombia 2.3 19.5% South America Spain USA Mexico Turkey Argentina 0.1 3.6% Note: data breakdown under EBA criteria.3Q20 Results 45 th October 30 2020 Outstanding loan deferrals OUTSTANDING DEFERRALS MATURITY PROFILE (SEP-20) OUTSTANDING AMOUNT (SEP-20, € BN) TOTAL BBVA GROUP (€13.7 bn) €Bn % of loans 9.4 3.4% Total Group 13.7 2.5 0.9 Spain 4.4 2.1% 1.6 Mexico 3.5 7.0% 3.1 3.5 0.3 USA 0.9 1.7% 1.2 2.8 0.1 0.3 Turkey 2.1 5.3% 0.9 0.8 4Q20 1Q21 >2Q21 Peru 0.3 1.8% Colombia 2.3 19.5% South America Spain USA Mexico Turkey Argentina 0.1 3.6% Note: data breakdown under EBA criteria.

3Q20 Results
October 30th 2020
46

Government backed loans

(data in € bn)

	GROUP		SPAIN		MEXICO		USA		TURKEY		ARGENTINA		COLOMBIA		PERU	
	Loans	Weight	Loans	Weight	Loans	Weight	Loans	Weight	Loans	Weight	Loans	Weight	Loans	Weight	Loans	Weight
Households	1.2	0.7%	0.8	0.8%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.1	6.0%	0.0	0.2%	0.3	4.6%
Corporates & SMEs	16.6	9.5%	9.8	12.0%	0.0	0.0%	2.6	8.9%	0.8	3.5%	0.0	1.5%	0.1	4.7%	3.1	29.6%
Other	0.1	0.1%	0.0	0.0%	0.0	0.0%	0.1	2.9%	0.0	0.0%	0.0	0.0%	0.0	0.1%	0.0	0.0%
Total Outstanding	17.8	4.5%	10.7	5.1%	0.0	0.0%	2.7	5.2%	0.8	1.9%	0.1	3.5%	0.2	1.4%	3.4	17.3%

Note: data breakdown under EBA criteria as of September 30th.
(1) Excludes undrawn commitments.
(2) Includes mainly Spain, Eurasia and the NY branch. If we also consider undrawn credit lines, BBVA Spain has granted a total of 16.1 billion € ICO loans as of September 30th (of which 10.7 billion € is the outstanding drawn amount).
(3) Compass bank.
(4) Garanti bank-only.

09 ALCO Portfolio, NII Sensitivity and LCRs & NSFRs09 ALCO Portfolio, NII Sensitivity and LCRs & NSFRs

3Q20 Results
October 30th 2020 48

ALCO portfolio

/ ALCO PORTFOLIO BREAKDOWN BY REGION
(€ BN)


51.6
55.2
56.9
South America
Mexico
Turkey
USA
Euro[1]
3.3
4.9
8.6
12.2
22.6
3.8
7.1
8.0
12.3
24.0
3.9
7.9
7.1
12.8
25.2
Sep-19
Jun-20
Sep-20

September 2020	Amort Cost (HTC) (€BN)	Fair Value (HTC&S) (€BN)	Fair Value (HTC&S) (Duration)
South America	0.1	3.8	1.0 years
Mexico	2.3	5.7	2.3 years
Turkey	3.8	3.3	3.6 years
USA	7.7	5.0	1.6 years
Euro	15.1	10.1	3.3 years
Spain	11.3	3.8	
Italy	3.7	2.2	
Rest	0.1	4.2	

(1) Figures excludes SAREB senior bonds (€4.6bn as of Sep-19, and €4.5bn for Jun-20 and Sep-20) and High Quality Liquid Assets portfolios (€11.7bn as of Sep-19, €19.6bn as of Jun-20 and €20.2bn as of Sep-20) .

/ EURO ALCO PORTFOLIO MATURITY PROFILE
(€ BN)


0.5
3.1
0.3
21.4
2020
2021
2022
>=2023

/ EURO ALCO YIELD
(SEP-20, %)

1.1%

/ HQLA[2] PORTFOLIO
(SEP-20, €)

20.2bn

(2) Note: HQLA – High Quality Liquid Assets

3Q20 Results
October 30th 2020
49

NII sensitivity to interest rates movements

ESTIMATED IMPACT ON NII IN THE NEXT 12 MONTHS TO PARALLEL INTEREST RATE MOVEMENTS
(%)

NII SENSITIVITY TO +100 BPS


20%
15%
10%
5%
0%
Euro
USA
Mexico

NII SENSITIVITY TO -100BPS


0%
-5%
-10%
-15%
-20%
Euro
USA
Mexico

Note: NII sensitivities calculated using our dynamic internal model with balance sheets as of August 2020. Euro NII sensitivity to upward rates includes management levers regarding deposit cost and movements from demand deposits to time deposits. Euro NII sensitivity to downward rates according to the EBA's "parallel-down" shock scenario. Mexico NII sensitivity to downward rates also includes pricing management levers (MXN sensitivity -1.3%; USD sensitivity -0.2%).

3Q20 Results
October 30th 2020
50

Liquidity and funding ratios

/ BBVA GROUP AND SUBSIDIARIES LCR & NSFR
(SEP-2020)

	BBVA GROUP	Euro	USA	Mexico	Turkey	S. America
LCR	159% (196%[1])	198%	144% [2]	191%	164%	All countries >100%
NSFR	127%	120%	124%	136%	144%	All countries >100%

(1) LCR of 159% does not consider the excess liquidity of the subsidiaries outside the Eurozone. If these liquid assets are considered the ratio would reach 196%.
(2) BBVA USA LCR calculated according to local regulation (Fed Modified LCR).

Both LCR and NSFR significantly above the 100% requirements at a Group level and in all banking subsidiaries

10 CET1 sensitivity to market impacts10 CET1 sensitivity to market impacts

3Q20 Results 52 th October 30 2020 1 CET1 Sensitivity to Market impacts TO A 10% DECLINE IN THE PRICE OF TELEFONICA SHARE PRICE (SEP-20) TO A 10% CURRENCY DEPRECIATION (SEP-20) - 1.9bps MXN -4bps TRY -3.6bps TO +100 BPS MOVEMENT IN THE SPANISH SOVEREIGN BOND USD +9bps (SEP-20) - 15bps (1) CET1 sensitivity considering the FL capital ratio as of September 30.3Q20 Results 52 th October 30 2020 1 CET1 Sensitivity to Market impacts TO A 10% DECLINE IN THE PRICE OF TELEFONICA SHARE PRICE (SEP-20) TO A 10% CURRENCY DEPRECIATION (SEP-20) - 1.9bps MXN -4bps TRY -3.6bps TO +100 BPS MOVEMENT IN THE SPANISH SOVEREIGN BOND USD +9bps (SEP-20) - 15bps (1) CET1 sensitivity considering the FL capital ratio as of September 30.

11 CET1 YTD & RWAs by business area11 CET1 YTD & RWAs by business area

3Q20 Results 54 th October 30 2020 Capital YTD Evolution CET1 FULLY-LOADED – BBVA GROUP YTD EVOLUTION (%, BPS) -22 bps 56 bps 11.74% -8 bps 11.52% -42 bps -28 bps 1 Dec-19 Net AT1 FX and Others Sep-20 Earnings coupons HTC&S (1) Includes mainly RWAs evolution in constant euros.3Q20 Results 54 th October 30 2020 Capital YTD Evolution CET1 FULLY-LOADED – BBVA GROUP YTD EVOLUTION (%, BPS) -22 bps 56 bps 11.74% -8 bps 11.52% -42 bps -28 bps 1 Dec-19 Net AT1 FX and Others Sep-20 Earnings coupons HTC&S (1) Includes mainly RWAs evolution in constant euros.

3Q20 Results 55 th October 30 2020 Risk-Weighted Assets by business areas Fully-Loaded RWAs Breakdown by business area (€m) Sep-20 Jun-20 Sep-19 Spain 107,046 109,625 105,856 USA 63,021 66,889 65,902 Turkey 50,131 57,190 58,521 Mexico 53,443 54,947 57,454 South America 40,087 44,015 45,284 Argentina 5,987 6,354 6,070 Chile 2,141 1,737 2,248 Colombia 12,080 13,499 14,051 Peru 16,439 18,735 19,130 Others 3,440 3,691 3,784 Rest of Eurasia 18,855 20,247 17,622 Corporate Center 11,637 9,475 18,052 BBVA Group 344,220 362,388 368,6903Q20 Results 55 th October 30 2020 Risk-Weighted Assets by business areas Fully-Loaded RWAs Breakdown by business area (€m) Sep-20 Jun-20 Sep-19 Spain 107,046 109,625 105,856 USA 63,021 66,889 65,902 Turkey 50,131 57,190 58,521 Mexico 53,443 54,947 57,454 South America 40,087 44,015 45,284 Argentina 5,987 6,354 6,070 Chile 2,141 1,737 2,248 Colombia 12,080 13,499 14,051 Peru 16,439 18,735 19,130 Others 3,440 3,691 3,784 Rest of Eurasia 18,855 20,247 17,622 Corporate Center 11,637 9,475 18,052 BBVA Group 344,220 362,388 368,690

12 Book Value of the main subsidiaries12 Book Value of the main subsidiaries

3Q20 Results 57 th October 30 2020 1,2 Book Value of the main subsidiaries € BN, SEP-20 Mexico 9.9 USA 7.8 Turkey 3.6 Colombia 1.2 Perú 1.1 Argentina 0.9 Chile 0.3 Venezuela 0.1 (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associate to each subsidiary has been deducted from its Book Value. (2) Turkey includes the Garanti Group.3Q20 Results 57 th October 30 2020 1,2 Book Value of the main subsidiaries € BN, SEP-20 Mexico 9.9 USA 7.8 Turkey 3.6 Colombia 1.2 Perú 1.1 Argentina 0.9 Chile 0.3 Venezuela 0.1 (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associate to each subsidiary has been deducted from its Book Value. (2) Turkey includes the Garanti Group.

13 TBV per share and dividends evolution13 TBV per share and dividends evolution

3Q20 Results 59 th October 30 2020 Shareholders’ return: TBV per share and dividends TBV PER SHARE & DIVIDENDS (€ PER SHARE) -3.9% 6.37 6.35 6.13 6.10 6.04 0.26 0.10 0.26 DIVIDENDS 0.26 6.27 TBV/SHARE 5.87 5.84 5.78 Sep-19 Dec-19 Mar-20 Jun-20 Sep-203Q20 Results 59 th October 30 2020 Shareholders’ return: TBV per share and dividends TBV PER SHARE & DIVIDENDS (€ PER SHARE) -3.9% 6.37 6.35 6.13 6.10 6.04 0.26 0.10 0.26 DIVIDENDS 0.26 6.27 TBV/SHARE 5.87 5.84 5.78 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20

14 Garanti BBVA: wholesale funding14 Garanti BBVA: wholesale funding

3Q20 Results
October 30th 2020 61

Turkey – Liquidity & funding sources

- **Solid liquidity position:**
  - Total LTD ratio is at 96%, decreasing by 6.1 pp in 3Q20, due to significant growth in FC deposit (+8.7%).
  - Foreign currency loans decreased by USD 0.3 bn to c. USD 12.6 bn in 3Q20.
  - Liquidity ratios above requirements: Liquidity Coverage Ratio (EBA) of 164% vs ≥100% required in 3Q20.
- **Limited external wholesale funding needs:** USD 8.5 bn.

FC liquidity buffers

- Short Term Swaps
- Unencumbered FC securities
- FC Reserves under ROM[1]
- Money Market Placements

c. USD 11.3 bn liquidity buffer

Note-1: All figures are Bank-only, as of Sep 2020.
Note-2: Total Liquidity Buffer (FC and TRY) is at c. USD 9.1 bn.
(1) ROM: Reserve Option Mechanism.

External wholesale funding maturities[2]

(USD bn)


Total 12M: USD 2.9 bn
1.2
0.2
1.3
0.1
5.6
4Q20
1Q21
2Q21
3Q21
>3Q21
Covered Bond
Subdebt
Syndicated loans
Securitization
Senior
Other 3

USD 8.5 bn total maturities

(2) Includes TRY covered bonds and excludes on balance sheet IRS transactions.
(3) Other includes mainly bilateral loans, secured finance and other ST funding.

Ample liquidity buffers and limited wholesale funding maturities in the next 12 months

15 Argentina: hyperinflation adjustment15 Argentina: hyperinflation adjustment

3Q20 Results 63 th October 30 2020 Argentina hyperinflation adjustment 9M20 9M20 Profit & Loss Hyperinflation adjustment (€m) (reported) Ex. Hyperinflation Net Interest Income 612 52 560 Net Fees and Commissions 101 6 95 Net Trading Income 69 5 64 Other Income & Expenses -217 -170 -47 Gross Income 565 -107 672 Operating Expenses -310 -41 -269 Operating Income 255 -148 403 Impairment on Financial Assets (net) -53 -10 -43 Provisions (net) and other gains (losses) -11 -1 -10 Income Before Tax 191 -159 350 Income Tax -70 36 -106 Non Controlling Interest -37 42 -79 Net Attributable Profit 84 -82 1663Q20 Results 63 th October 30 2020 Argentina hyperinflation adjustment 9M20 9M20 Profit & Loss Hyperinflation adjustment (€m) (reported) Ex. Hyperinflation Net Interest Income 612 52 560 Net Fees and Commissions 101 6 95 Net Trading Income 69 5 64 Other Income & Expenses -217 -170 -47 Gross Income 565 -107 672 Operating Expenses -310 -41 -269 Operating Income 255 -148 403 Impairment on Financial Assets (net) -53 -10 -43 Provisions (net) and other gains (losses) -11 -1 -10 Income Before Tax 191 -159 350 Income Tax -70 36 -106 Non Controlling Interest -37 42 -79 Net Attributable Profit 84 -82 166

16 Digital sales breakdown16 Digital sales breakdown

3Q20 Results 65 th October 30 2020 Outstanding trend in digital sales 1 (% OF TOTAL SALES YTD, # OF TRANSACTIONS AND PRV ) UNITS PRV GROUP SPAIN USA 63.6 57.9 57.6 50.0 51.7 36.4 44.0 UNITS 27.3 47.9 24.7 41.9 44.6 36.3 42.4 PRV 33.4 31.6 24.2 22.6 Sep-18 Sep-19 Sep-20 Sep-18 Sep-19 Sep-20 Sep-18 Sep-19 Sep-20 MEXICO TURKEY SOUTH AMERICA 61.8 81.1 79.6 72.6 77.3 54.8 64.4 58.2 42.3 51.6 43.2 44.2 54.7 53.3 49.2 27.9 17.9 28.1 Sep-18 Sep-19 Sep-20 Sep-18 Sep-19 Sep-20 Group and South America figures exclude Venezuela, Chile and Paraguay. (1) Product Relative Value as a proxy of lifetime economic representation of units sold.3Q20 Results 65 th October 30 2020 Outstanding trend in digital sales 1 (% OF TOTAL SALES YTD, # OF TRANSACTIONS AND PRV ) UNITS PRV GROUP SPAIN USA 63.6 57.9 57.6 50.0 51.7 36.4 44.0 UNITS 27.3 47.9 24.7 41.9 44.6 36.3 42.4 PRV 33.4 31.6 24.2 22.6 Sep-18 Sep-19 Sep-20 Sep-18 Sep-19 Sep-20 Sep-18 Sep-19 Sep-20 MEXICO TURKEY SOUTH AMERICA 61.8 81.1 79.6 72.6 77.3 54.8 64.4 58.2 42.3 51.6 43.2 44.2 54.7 53.3 49.2 27.9 17.9 28.1 Sep-18 Sep-19 Sep-20 Sep-18 Sep-19 Sep-20 Group and South America figures exclude Venezuela, Chile and Paraguay. (1) Product Relative Value as a proxy of lifetime economic representation of units sold.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: October 30, 2020
By: /s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón

Title: Authorized representative